Exhibit 99.1

RBC announces sale of Moneris to Francisco Partners

TORONTO, Aug. 10, 2026 — Royal Bank of Canada (TSX: RY) (NYSE: RY) announced that together with BMO Financial Group, it has entered into an agreement for the sale of jointly-owned Moneris Solutions Corporation (“Moneris”), a leader in Canadian commerce solutions, to Francisco Partners, a global technology investment firm, for cash consideration of approximately $2 billion, of which RBC’s share is 50%. Concurrent with the closing of the transaction, RBC and BMO will enter into new exclusive, long-term customer referral arrangements with Moneris.

The transaction marks the next chapter for Moneris, positioning the business to accelerate its strategy and continue delivering value to Canadian businesses. Since its creation 25 years ago, Moneris has become one of Canada’s largest commerce solutions providers, helping businesses accept and manage payments at over 325,000 points of commerce. Moneris offers versatile payment options and integrated solutions customized for the Canadian market, allowing merchants to focus on running and growing their business.

With a deep history in payments and financial technology and a strong track record in accelerating growth, Francisco Partners brings global experience in scaling financial technology companies and deep expertise in innovative Payments and Commerce offerings. Francisco Partners’ complementary portfolio companies include leaders in embedded payments, omni-channel commerce gateways as well as smart point-of-sale (POS) solutions.

With access to Francisco Partners’ global platform, Moneris is expected to accelerate modernization and growth across small, medium and enterprise businesses in the Canadian marketplace.

RBC and BMO will continue their long-standing relationships with Moneris through exclusive long-term customer referral arrangements, which will ensure that new and existing business clients receive the trusted support and innovative solutions they have come to expect from Moneris over many years.

“Moneris has played a central role in enabling Canadian businesses to modernize and scale by connecting them with more consumers more often through innovative payments solutions across the commerce ecosystem,” said Sean Amato-Gauci, Group Head, Commercial Banking, RBC. “The trusted team, leading platforms and unwavering commitment to clients that Moneris is known for will be leveraged and amplified by Francisco Partners in this next stage of growth. We’re eager to see the accelerated investment in innovation and modernized solutions Moneris will bring to our valued business clients and the Canadian market.”

The transaction is expected to close by the end of the first quarter of fiscal year 2027, subject to customary closing conditions, including receipt of required regulatory approvals. RBC expects to record a gain on closing of approximately $475 million after-tax ($560 million pre-tax) which will be treated as an adjusting item. The expected gain is based on current estimates and subject to change. The transaction is also expected to have a marginally positive impact to RBC’s common equity Tier 1 (“CET1”) ratio1 upon close and is not expected to have a significant impact on the bank's future run rate earnings.

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1 CET1 is calculated based on OSFI's Capital Adequacy Requirements (CAR) guideline.

RBC Capital Markets acted as financial advisor to RBC. Blake, Cassels & Graydon LLP acted as legal counsel to RBC.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements about a referral arrangement with Moneris, the timing of the closing of the transaction with Moneris (the "Transaction"), the activities of Moneris following the closing of the Transaction, the financial impact of the Transaction and include statements made by our management. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the proposed Transaction and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "commit", "target", "objective", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our forward-looking statements, including statements about the timing of the closing of the Transaction, will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: the possibility that the proposed Transaction does not close when expected or at all because of the occurrence of any event, change or other circumstances that could give rise to the right of any of the parties to terminate the proposed Transaction, including because required regulatory or other approvals and/or other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the risk that any announcements relating to the proposed Transaction could have adverse effects on the market price of our shares; the possibility that the business of Moneris may not perform as expected or in a manner consistent with historical performance; reputational risks and the reaction of Moneris customers and employees to the Transaction; the possibility that the Transaction may be more expensive to complete than anticipated; and those other factors discussed in the risks sections of RBC’s 2025 Annual Report and the Risk management section of RBC’s Q2 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect the Transaction. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in RBC’s 2025 Annual Report, as updated by the Economic, market and regulatory review and outlook section of RBC’s Q2 2026 Report to Shareholders.

Assumptions about RBC’s expected financial performance (including balance sheet, income statement and regulatory capital figures), expected closing date of the proposed Transaction, expected net proceeds and transaction costs were considered in estimating the gain on the Transaction, financial impact of the Transaction and the impact of the Transaction on RBC’s CET1 ratio.

Any third-party information contained in this press release is believed to be reasonable and reliable, but no representation or warranty is made by RBC as to accuracy of such information.

Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 101,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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Media Relations Contact:

Andrew Block, andrew.block@rbc.com

Investor Relations Contact:

Asim Imran, asim.imran@rbc.com